FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

# 855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change:

August 13, 2021.

Item 3 News Release:

The press release attached as Schedule "A" was disseminated on August 13, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

August 13, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 13, 2021

HIVE Blockchain Orders 1,800 High Performance Miners From Bitmain and

Provides Biweekly Status Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that it has ordered 1,800 Antminer S19j Pro miners from Bitmain Technologies Ltd. ("Bitmain"). These new miners have an aggregate hash power of 180 Petahash per second (PH/s).

Miner Purchase

HIVE is proud to reconnect with Bitmain one of the leading manufacturers in our industry and is excited to make this initial order of S19j Pro miners from Bitmain. These 1,800 miners are the first of our 2022 mining purchase program and will be delivered in 6 equal tranches of 300 miners, commencing in January 2022 through June 2022.

"We are constantly upgrading our ASIC fleet to have the most efficient miners we can buy from cash flow," Frank Holmes, Executive Chairman of HIVE continued, "This purchase with Bitmain enables us to maintain our strategy to diversify the manufacturers we purchase from. Over the past year, we have been expressing our concerns about global shortages in chips and logistics delays in shipping equipment from Asia due to Covid 19. We have deep relationships Bitmain, MicroBT and Canaan which are all top global manufacturers in our industry."

Today's miner purchase announcement is a continuation of our monthly strategy to increase our bitcoin mining capacity. HIVE intends to continue to utilize cash flow to make opportunistic investments and upgrade our fleet of BTC and ETH mining equipment on a regular monthly basis.

Biweekly Status Update

HIVE is also announcing that it expects to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended March 31, 2021 (collectively, the "Annual Filings"), on or before August 26, 2021. The operational and reporting challenges associated with our global multi jurisdictional organization are being resolved for timely reporting in the future. This means the board and management are in a black out period and can not trade in the shares until the year end audited numbers have been filed.

HIVE management confirms that it is working diligently to meet the Company's obligations relating to its Annual Filings and that, since it announced a delay of its Annual Filings (the "Filings Notice") there is no material change to the information set out in the Filings Notice that has not been generally disclosed and there has been no failure by the Company in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines set out in NP 12-203. While subject to the MCTO, the Company will continue to comply with the provisions of the alternative information guidelines under NP 12- 203 by issuing bi-weekly status reports until it has satisfied the necessary filing requirements.

HODL Update

Presently we have 25,000 ETH in cold wallets and 875 BTC. We are continuing to HODL all our bitcoins which have been mined with green energy. Our current inventory of coins invested in BTC and ETH are valued at $100 million. As mentioned in our previous press release, our annual run rate at today's bitcoin prices and difficulty is approximately $220 million. Our next milestone is to hit 1 Exahash in BTC mining by the end of this month.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the proposed purchase of equipment from Bitmain Technologies Ltd., including the potential increase in hashpower, the potential for the Company's long-term growth, statements regarding the timing, review, completion and filing of the Annual Filings, and duration of the MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon .

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the timely delivery of equipment from Bitmain Technologies Ltd. and the Company's ability to operate the equipment on an economic basis or at all; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company will be subject to a general cease trade order in the event that the Annual Filings are not completed and filed; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.